ELEMENTAL ROYALTY TO PARTICIPATE IN RENMARK'S VIRTUAL NON-DEAL ROADSHOW SERIES ON WEDNESDAY, OCTOBER 7, 2026

September 30, 2026 - Denver, Colorado: Elemental Royalty Corporation (NASDAQ: ELE, TSX: ELE) ("Elemental" or the "Company") is pleased to announce that the Company will be participating in Renmark Financial Communications Inc.'s live Virtual Non-Deal Roadshow Series to deliver the latest investor presentation on Wednesday, October 7, 2026, at 10:00 AM EST. Elemental Royalty Corporation welcomes stakeholders, investors, and other individual followers to register and attend this live event.

The presentation will feature Frederick Bell, Chief Executive Officer and Director, and David Baker, Chief Investment Officer. Topics to be covered will include the latest investor presentation followed by a live Q&A. Investors interested in participating in this event will need to register using the link below. As a reminder, registration for the live event may be limited but access to the replay after the event will be on the Company's Investor website.

REGISTER HERE:

Wednesday, October 7, 2026: https://www.renmarkfinancial.com/live-registration/renmark-virtual-non-deal-roadshow-tsx-ele-nasdaq-ele-sdBfhkM8Qz

To ensure smooth connectivity, please access this link using the latest version of Google Chrome.

For further information contact:

Frederick Bell	info@elementalroyalty.com
CEO

Tara Vivian-Neal	investor@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K1066

About Elemental Royalty Corporation

Elemental is a mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of approximately 20 producing assets and more than 260 royalties, anchored by cornerstone assets and operated by world-class mining partners. The Company's disciplined capital allocation and investment strategy combines immediate cash flow with significant embedded growth, providing a differentiated pathway to long-term value creation. Elemental benefits from a high-quality and diversified asset base, strong organic growth potential and sector-leading management expertise.

Elemental trades on Nasdaq and on the Toronto Stock Exchange under the ticker Symbol "ELE".

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com